UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-14330

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	July 1, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Polymer Group, Inc.
Full name of registrant

Former name if applicable

9335 Harris Corners Parkway, Suite 300
Address of principal executive office (Street and number)

Charlotte, North Carolina 28269
City, state and zip code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period

On August 7, 2006, the Audit Committee of the Board of Directors of Polymer Group, Inc. (“PGI” or the “Company”) became aware of issues relating to certain transactions that occurred in the quarter ended July 1, 2006 that created uncertainty regarding the appropriate treatment for, and the economic substance of, those transactions, including whether income should be recognized in the second quarter of fiscal 2006 in connection with the transactions.  As a result, the Audit Committee began an internal investigation and has engaged special investigation counsel to assist with the investigation of the transactions and related matters.  PGI cannot predict with certainty when the investigation will be completed.

Based on current information, PGI expects that income from the transactions will not be recognized in the quarter ended July 1, 2006, believes that no accounting periods prior to the quarter ended July 1, 2006 are affected and will endeavor to file its second quarter Form 10-Q by August 15, 2006, which is the end of the extension period. However, because the investigation is preliminary and ongoing, no assurances can be given as to the outcome of these matters or when the Form 10-Q will be filed.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Daniel L. Rikard	(704) 697-5179
(Name)	(Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes	☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following are material changes anticipated to be included in the Form 10-Q for the three and six month periods ended July 1, 2006 as compared with the corresponding periods for the prior fiscal year.

Comparison of the three month periods ended July 1, 2006 and July 2, 2005

While the Company expects to report that net sales increased from $235.9 million in the second quarter of 2005 to $248.7 million in the second quarter of 2006, estimated gross profit is expected to decrease from $41.9 million to $36.5 million during the same period. During the quarter, the Company expects to recognize several charges, both cash and non-cash, that negatively impacted operating income. These charges are expected to include $7.9 million for asset impairments, $2.7 million for restructuring and plant realignment costs and $3.7 million for costs associated with an abandoned acquisition. Additionally, the Company expects to recognize foreign currency losses of $2.4 million during the quarter compared to a gain of $0.07 million in the second quarter of 2005. As a result of the above, the Company currently estimates it will report an operating loss of $5.8 million for the second quarter of 2006 compared to operating income of $16.0 million in the second quarter of 2005.

The Company expects to incur  $1.1 million of lower interest expense during the current quarter compared to the prior year and to benefit from the absence of $2.4 million of accrued and paid-in-kind dividends on PIK preferred shares recognized during the second quarter of 2005. The resulting estimated reported net loss available to common shareholders for the three months ended July 1, 2006 is $12.6 million compared to net income available to shareholders of $1.7 million in the comparable period of the prior year.

The above amounts do not include the impacts, if any, which may result from the investigation described in Part III above.

Comparison of the six month periods ended July 1, 2006 and July 2, 2005

The Company expects to report that net sales for the six month period ended July 1, 2006 increased $28.9 million over the prior year comparable period to $509.1 million in 2006. Gross profit for the six month period is expected to decrease in 2006 to $79.7 million from $85.9 million for the same period in 2005. Due primarily to the above mentioned charges in the second quarter and the decline in gross profit, operating income is expected to decrease to $2.8 million for the six months ended July 1, 2006 from $32.4 million for the six months ended July 2, 2005.

For the six months ended July 1, 2006, the Company expects to incur $2.4 million of lower interest expense when compared to the comparable 2005 period. Additionally, in the 2005 period, income applicable to common shareholders was reduced in the amount of $13.2 million for accrued and paid-in-kind dividends on PIK preferred shares; as such shares were redeemed in 2005, no such charge will be reflected in the 2006 results. As a result of the above, the Company expects to report a net loss applicable to common shareholders of $14.2 million for the six months ended July 1, 2006 compared to a net loss applicable to common shareholders of $4.0 million for same period in 2005.

The above amounts do not include the impacts, if any, which may result from the investigation described in Part III above.

Polymer Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 11, 2006		POLYMER GROUP, INC.

	By:	/s/ Willis C. Moore, III
Willis C. Moore, III
Chief Financial Officer